Filed by:  Dollar Thrifty Automotive Group, Inc.
Pursuant to Rule 425 of the Securities Act of 1933 and
deemed filed under Rule 14a-12 of the Securities Exchange Act of 1934
Subject Company:  Dollar Thrifty Automotive Group, Inc.
Commission File Number for the Related Registration Statement on Form S-4: 333-167085

The following email was sent on behalf of Scott Thompson, Chief Executive Officer and President of Dollar Thrifty Automotive Group, Inc. (“DTAG” or “Dollar Thrifty”), to employees of DTAG on July 12, 2010.

Sent on behalf of Scott Thompson…

Avis committed to rival bid, financing lined up - sources
Mergermarket
By Matthew Smith
12 July 2010

Avis Budget (NYSE:CAR) has largely completed its due diligence on rival Dollar Thrifty (NYSE:DTG) and is committed to making a bid for the company, it is understood.

Avis’s commitment to the bid will likely be fortified next Wednesday, 14 July, when its lenders are expected to vote in favor of an amendment proposed by the rental car company to increase the capacity of its current credit agreement, according to a source close to the discussions.

The proposed amendment will allow Avis to raise an additional USD 1.2bn specifically for the purpose of funding a bid for Dollar Thrifty, the source said.

The amendment requires a majority, 51%, of commitments on the existing USD 1.5bn senior credit facility to vote in favor of the proposal, the source said. JP Morgan, Deutsche, Bank of America, Credit Agricole Corporate & Investment Bank, Citigroup and Wachovia are listed on the current agreement, with Citigroup acting as documentation agent.

Avis told lenders its bid will be a leverage neutral transaction based on the acquisition of Dollar Thrifty’s EBITDA, the source said. He added that the banks are likely to vote in favor of the proposal.

In May, Avis began due diligence on Dollar Thrifty after the company said it would be prepared to make a “substantially higher offer” to rival Hertz’s (NYSE:HTZ) USD 1.17bn bid. The Hertz bid carries a USD 44.6m termination fee as well as the requirement for Dollar Thrifty to pay Hertz’s expenses should the deal not go ahead and the right of Hertz to match any superior proposal.

Meanwhile, Hertz is continuing to work toward completing the transaction of Dollar Thrifty and the company is understood to be close to setting a date for the shareholder vote.

Forward-Looking Statements
This communication contains statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations and beliefs of Dollar Thrifty Automotive Group, Inc. (“DTG”) and Hertz Global Holdings, Inc. (“Hertz”) and are subject to a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those described in the forward-looking statements. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. Risks, uncertainties and assumptions include the possibility that (1) the companies may be unable to obtain stockholder or regulatory approvals required for the merger of DTG with and into a wholly owned subsidiary of Hertz (the “Merger”) or may be required to accept conditions that could reduce the anticipated benefits of the Merger as a condition to obtaining regulatory approvals; (2) the length of time necessary to consummate the proposed Merger may be longer than anticipated; (3) problems may arise in successfully integrating the businesses of the two companies; (4) the proposed Merger may involve unexpected costs; (5) the businesses may suffer as a result of uncertainty surrounding the proposed Merger; and (6) the industry may be subject to future risks that are described in SEC reports filed by DTG and Hertz. Because forward-looking statements involve risks and uncertainties, actual results and events may differ materially from results and events currently expected by DTG and Hertz. DTG and Hertz assume no obligation and expressly disclaim any duty to update the information contained herein except as required by law.

Important Information for Investors and Stockholders
This document does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. Hertz has filed with the Securities and Exchange Commission (“SEC”) a preliminary registration statement on Form S-4 (registration statement number 333-167085) that includes a preliminary proxy statement of DTG that also constitutes a preliminary prospectus of Hertz. Hertz and DTG also plan to file other documents with the SEC regarding the proposed transaction. After the registration statement has been declared effective by the SEC, a definitive proxy statement/prospectus will be mailed to stockholders of DTG. INVESTORS AND STOCKHOLDERS OF DTG ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and stockholders will be able to obtain free copies of the proxy statement/prospectus and other documents containing important information about Hertz and DTG, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Hertz will be available free of charge on Hertz’s internet website at www.hertz.com or by contacting Hertz’s Investor Relations Department at 201-307-2100. Copies of the documents filed with the SEC by DTG will be available free of charge on DTG’s internet website at www.dtag.com or by contacting DTG’s Investor Relations Department at 918-669-2119. Hertz, DTG, their respective directors and certain of their executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of DTG in connection with the proposed transaction. Information about the directors and executive officers of Hertz is set forth in its proxy statement for its 2010 annual meeting of stockholders, which was filed with the SEC on April 9, 2010. Information about the directors and executive officers of DTG is set forth in its proxy statement for its 2010 annual meeting of stockholders, which was filed with the SEC on April 27, 2010. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the preliminary proxy statement/prospectus and will be contained in other relevant materials to be filed with the SEC when they become available.